

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 27, 2010

Via U.S. Mail and Facsimile 212.797.0719

Mr. Michael Gilligan
Principal Financial Officer
DB Commodity Services, LLC
60 Wall Street
New York, NY 10005

> **Re: PowerShares Commodity Pools Managed by DB Commodity Services**
> **Forms 10-K for fiscal year ended December 31, 2009**

Dear Mr. Gilligan:

We have reviewed your filing and your response letter dated March 1, 2010.   As you have filed your 2009 Form 10-K prior to the resolution of our previous comments, we have limited our review of your filing to those unresolved matters as they pertain to your most recent reports, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

This response letter relates to Forms 10-K for the following registrants: PowerShares DB Commodity Index Tracking Fund (the "DBC Fund") (File No. 001-32726), DB Commodity Index Tracking Master Fund (the "DBC Master Fund") (File No. 001-32727), PowerShares DB G10 Currency Harvest Fund (the "DBV Fund") (File No. 001-33020), DB G10 Currency Harvest Master Fund (the "DBV Master Fund") (File No. 001-33021), PowerShares DB US Dollar Index Trust (the "DXY Trust") (File No. 001-33317), and each of its two series, PowerShares DB US Dollar Index Bullish Fund (File No. 001-33314) and PowerShares DB US Dollar Index Bearish Fund (File No. 001-33318) (the "DXY Funds"), DB US Dollar Index Master Trust (File No. 001-33315) (the "DXY Master Trust"), and each of its two series, DB US Dollar Index Bullish Master Fund (File No. 001-33316) and DB US Dollar Index Bearish Master Fund (File No. 001-33319) (the "DXY Master Funds"), PowerShares DB Multi-Sector

Commodity Trust (File No. 001-33229) (the "Sectors Trust"), and each of its seven series, PowerShares DB Energy Fund (File No. 001-33240), PowerShares DB Oil Fund (File No. 001-33242), PowerShares DB Precious Metals Fund (File No. 001-33244), PowerShares DB Gold Fund (File No. 001-33231), PowerShares DB Silver Fund (File No. 001-33234), PowerShares DB Base Metals Fund (File No. 001-33236) and PowerShares DB Agriculture Fund (File No. 001-33238) (collectively, the "Sectors Funds"), and DB Multi-Sector Commodity Master Trust (File No. 001-33232) (the "Sectors Master Trust"), and each of its seven series, DB Energy Master Fund (File No. 001-33239), DB Oil Master Fund (File No. 001-33241), DB Precious Metals Master Fund (File No. 001-33243), DB Gold Master Fund (File No. 001-33230), DB Silver Master Fund (File No. 001-33233), DB Base Metals Master Fund (File No. 001-33235) and DB Agriculture Master Fund (File No. 001-33237) (the "Sectors Master Funds"). Consistent with your response letter dated August 25, 2009, the DBC Fund, the DBV Fund, the DXY Funds and the Sectors Funds are collectively referred to as the "DB Funds."

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments Applicable to All DB Funds

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management's Discussion & Analysis of Financial Condition and Results of Operations

Liquidity

1.	We note your response to comment 3 in our letter dated January 20, 2010; however, we continue to believe that it would be helpful to disclose the information previously requested regarding margin requirements. We understand your view that the requested disclosure relates to the functioning of the future markets and their settlement systems, and we continue to believe that such information would be useful to an investor's understanding of your business and your industry. Please confirm that you will provide this disclosure in future filings and tell us how you plan to comply.

Item 8. Financial Statements and Supplementary Data

Financial Statements

2.   We note your response to comment 5 in our letter dated January 20, 2010. As the Fund and Master Fund are separate registrants, we continue to believe that separate financial statements for both the Fund and the Master Fund are required. Please amend your Form 10-K for the fiscal year ended December 31, 2009 and your Form 10-Q for the fiscal period ended March 31, 2010 to provide such separate financial statements.

Item 9A. Controls and Procedures

3.   We note your response to comment 6 in our letter dated January 20, 2010. Please amend your Form 10-K for the fiscal year ended December 31, 2009 to clarify that for purposes of the disclosure under Item 9A, references to the "Fund" include both the Fund and the Master Fund. Provide similar clarification in Item 4 of your Form 10-Q for the fiscal period ended March 31, 2010.

Certifications

4.   We note your response to comment 8 in our letter dated January 20, 2010. Considering our comment above with respect to separate financial statements, please include separate certifications for the Fund and the Master Fund with the amendments to your Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the fiscal period ended March 31, 2010.

Comment Specifically Directed to PowerShares DB US Dollar Index Trust and DB US Dollar Index Master Trust

5.   We note your response to comment 9 in our letter dated January 20, 2010. Please amend your Form 10-K for the fiscal year ended December 31, 2009 and your Form 10-Q for the fiscal period ended March 31, 2010 to include disclosure regarding controls and procedures at the Trust and Master Trust levels and file separate certifications for these registrants.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Mark Rakip, Staff Accountant, at 202-551-3573, Howard Efron, Staff Accountant, at 202-551-3439, or the undersigned at 202-551-3629 if you have questions regarding the comment on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at 202-551-3391, or Karen J. Garnett, Assistant Director, at 202-551-3785 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief